FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Releases uniPaaS Version 1.9 for RIA, Mobile and  Cloud Enabled Applications

PRESS RELEASE

Magic Software Releases uniPaaS Version 1.9 for RIA, Mobile and

Cloud Enabled Applications

Latest uniPaaS version features enhanced RIA capabilities and allows enterprises and ISVs to build business applications for desktop and mobile using a single development paradigm

Or-Yehuda, Israel, April 13, 2010 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of application platforms and business and process integration solutions, today announced the release of the latest version of the uniPaaS business application platform, Version 1.9.

uniPaaS is the first application platform combining agile development and a single paradigm for multiple deployment options. uniPaaS enables enterprises and software vendors to build client/server applications and rich internet applications (RIA) targeting the latest technologies including Cloud computing, mobile phones and Software-as-a-Service (SaaS) offerings.

The latest uniPaaS 1.9 release comes with hundreds of enhancements, enabling developers to build complex, mission-critical rich internet applications (RIA) with the ease and agility of desktop applications. Existing customers will also enjoy an easier migration from client/server applications to RIA.

Eyal Pfeifel, chief technology officer for Magic Software comments, “As more companies and ISVs are planning their move to cloud-based solutions, the ability to develop rapidly and deploy both on the cloud and on-premise becomes crucial. Companies considering adding mobile interfaces to their solutions are reluctant to re-develop everything from scratch, and with our uniPaaS V1.9 release, they will be able to support their mobile workforce using the same development tools they use for desktop solutions.”

The freedom of choice offered by Magic Software’s application platform enables businesses to launch confidently into the Cloud without sacrificing current on-premise application models or mission-critical databases.

According to David Stevens, Managing Director for SDMS and a uniPaaS customer, “Magic Software has been the backbone of our business for over 15 years. With uniPaaS we now have a solution offering designed for 21st century consumption – interconnectivity and cloud-based solutions designed to meet the business needs of our customers today, tomorrow and years to come."

uniPaaS V1.9 is available immediately. For more information contact Magic Software.

-- ### --

uniPaaS Resources

•

Read more about the uniPaaS application platform

•

White Paper: Cloud vs. On-Premise: Is there a Middle Ground?

•

White Paper: 6 Tips for Building Mobile Enterprise Applications in 2010

•

White Paper: The new 5 Essentials for Building Business Applications

•

Download the FREE uniPaaS Discovery Edition

•

Download the FREE uniPaaS RIA Demo

Notes for Editors

uniPaaS is an application platform enabling Enterprises and Independent Software Vendors (ISVs) to deliver business applications with minimal project risk and associated costs.

Business-Ready Application Development

uniPaaS’ ready-made business application engine (metadata engine) allows developers to bypass the intensive code-writing stage and move more quickly and cost-efficiently to a full business application delivery. This results in fewer project failures and more ability to meet budget and timeline requirements.

Multiple Deployment Capability

With uniPaaS, developers can build an application once and then deploy in multiple modes, including; desktop, client/server, HTML web applications and web 2.0 rich internet applications. Multiple application versions can be more cost-effectively maintained as they are based on the same single development effort and codebase.

Mobile Application Support

The latest versions of uniPaaS make Windows Mobile access to RIA and SaaS as easy as Desktop access. This improves application availability for employees working out of the office. Mobile access also allows technicians and field staff using hand-held computing devices to directly access their business applications and be constantly connected to the organization’s back-end systems.

Full .NET integration

With full .NET integration for PC’s and mobile devices, uniPaaS enables enterprise IT departments and ISVs to create rich internet business applications that maximize the capabilities of the client platform user interface while providing complete connectivity to external devices and easier re-use of existing .NET code and assemblies.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multi-channel application platform solutions – including client/server, Rich Internet Applications (RIA) and mobile - and business and process integration solutions. Magic Software has 10 offices worldwide and a presence in over 50 countries with a global network of ISV’s, system integrators, value-added distributors and resellers and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

Magic Software Investor Relations contacts:

Marybeth Csaby or Rob Fink
KCSA Worldwide
Tel. +1-212-682-6300
mcsaby@kcsa.com / rfink@kcsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Releases uniPaaS Version 1.9 for RIA, Mobile and Cloud Enabled Applications

Exhibit 10.1